UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                    Amendment No.:

                          DIGITAL GENERATION SYSTEMS, INC.
                                   (Name of Issuer)

                              COMMON STOCK, NO PAR VALUE
                            (Title of Class of Securities)

                                     253921100
                                   (CUSIP Number)

                                 January 9, 2004
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
                                 [ x ] Rule 13d-1(b)
                                 [ ] Rule 13d-1(c)
                                 [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  253921100

1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Pequot Capital Management, Inc.
       06-1524885

2.     Check the Appropriate Box if a Member of a Group a. b.

3.     SEC Use Only

4.     Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With

       5. Sole Voting Power: 5,262,686

       6. Shared Voting Power: 0

       7. Sole Dispositive Power: 5,262,686

       8. Shared Dispositive Power: 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person 5,262,686

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 7.3%

12. Type of Reporting Person: IA


Item 1.       (a)   Name of Issuer
                    Digital Generation Systems, Inc.

              (b) Address of Issuer's Principal Executive Offices 750 West John Carpenter Freeway
                    Suite 700
                    Irving, TX 75039

Item 2.       (a)   Name of Person Filing
                    Pequot Capital Management, Inc.

              (b) Address of Principal Business Office or, if none, Residence 500 Nyala Farm Road, Westport, CT, 06880

              (c)   Citizenship
                    Pequot Capital Management, Inc. is a Connecticut corporation.

              (d)   Title of Class of Securities
                    Common Stock, No Par Value

              (e)   CUSIP Number
                    253921100


Item 3. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E). Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4.       Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a) Amount beneficially owned: 5,262,686 shares

              (b) Percent of class: 7.3%

              (c) Number of shares as to which the person has:

                    (i)      Sole power to vote or to direct the vote 5,262,686

                    (ii)     Shared power to vote or to direct the vote 0

                    (iii) Sole power to dispose or to direct the disposition of 5,262,686

                    (iv)     Shared power to dispose or to direct the
                             disposition of
                             0

             The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The Reporting Person beneficially own 5,262,686 shares of common stock, $.01 par value (the "Common Stock"), of Digital Generation Systems, Inc. (the Issuer"), due to the beneficial ownership of the following: (i) 4,987,911 shares of Common Stock; (ii) 207,692 shares of Common Stock underlying a warrant to purchase shares of Common Stock of the Issuer with an exercise price of $3.25 per share, expiring December 9, 2006 (the "Warrants), and (iii) 67,083 shares of Common Stock underlying options to purchase Common Stock of the Issuer representing an option to purchase 10,000 shares of Common Stock at $6.375 per share, 2,500 shares of Common Stock at $3.00 per share, 2,500 shares of Common Stock at $4.500 per share, 25,000 shares of Common Stock at $2.9375 per share, all of which are fully vested, and additionally, options to purchase 25,000 shares of Common Stock at $1.29 and 25,000 shares of Common Stock at $1.070 of which, respectively, only 17,361 and 9,722 will be vested and exercisable within 60 days of this filing (together, the "Options").


Item 5.       Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

              Not Applicable.


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

             If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

             The Reporting Person is an investment adviser registered under
             Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Common Stock which is the subject of this filing through the investment discretion the Reporting Person exercises over its clients' Accounts. Although such Accounts do not have beneficial ownership of such Common Stock for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, five Accounts of the reporting person, Pequot
             Private Equity Fund, L.P., Pequot Offshore Private Equity Fund, Inc., Pequot Partners Fund, L.P., Pequot International Fund, Inc., and Pequot Core Investors Fund, Inc., together own of record more than 5% of the issuer's outstanding securities.

              Prior to January 12, 2004, an employee of the Reporting Person, Lawrence D. Lenihan, Jr., served as a director on the Board of Directors of the Issuer. Such employee resigned as a director as of January 9, 2004. As such, this Schedule 13G replaces the Schedule 13D previously filed.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

             Not Applicable.


Item 8.      Identification and Classification of Members of the Group.

             Not Applicable.


Item 9.      Notice of Dissolution of the Group.

             Not Applicable.




Item 10.      Certification.

             By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 15, 2004
(Date)

By: /s/ Aryeh Davis
(Signature)

Aryeh Davis
Principal and General Counsel
(Name/Title)